

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

March 30, 2009

Via U.S. mail and facsimile

Mr. Leonard Schwartz
Chief Executive Officer
Aceto Corporation
One Hollow Lane
Lake Success, NY 11042

> **RE: Form 10-K for the fiscal year ended June 30, 2008**
> **Definitive Proxy Statement on Form 14A filed October 16, 2008**
> **File No. 000-04217**

Dear Mr. Schwartz:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any questions regarding our review of your filings, you may contact Hagen Ganem, Attorney, at (202) 551-3330 or, in his absence, Pamela Long, Assistant Director, at (202) 551-3760 regarding legal matters. Please contact Lisa Haynes, Staff Accountant, at (202) 551-3424 or, in her absence, Nudrat Salik, Staff Accountant, at (202) 551-3692 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief